03012405

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C.

SEC FILE NUMBER
8-40907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IFS FUND DISTRIBUTORS, INC.

OFFICIAL USE ONLY
95-4202703
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 EAST FOURTH STREET SUITE 300
(No. and Street)

CINCINNATI, OHIO 45202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRIE A. WIEDENHEFT (513)362-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – if individual, state last, first, middle name)

1300 CHIQUITA CENTER CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TERRIE A. WIEDENHEFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFS FUND DISTRIBUTORS, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

SANDRA J. HARLEY
Notary Public, State of Ohio
My Commission Expires 12-5-05
Recorded in Clermont County

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule

IFS Fund Distributors, Inc.

Year ended December 31, 2002
with Report of Independent Auditors

IFS Fund Distributors, Inc.

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Phone: (513) 621-6454
www.ey.com

Report of Independent Auditors

The Board of Directors and Shareholders
IFS Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of IFS Fund Distributors, Inc., an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFS Fund Distributors, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Untied States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 24, 2003

IFS Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 190,620
Unaffiliated accounts receivable	29,254
Affiliated accounts receivable	21,831
Federal income tax receivable from affiliate	4,210
Prepaid expenses	41,198
Total assets	$ 287,113
Liabilities and Stockholder's Equity	
Accounts payable, accrued liabilities and other	$ 82,549
Stockholder's equity:	
Common stock, $.01 par, 1,000 shares authorized; 500 shares issued and outstanding	5
Additional paid-in capital	230,311
Accumulated deficit	(25,752)
Total stockholder's equity	204,564
Total liabilities and stockholder's equity	$ 287,113

See accompanying notes

IFS Fund Distributors, Inc.

Statement of Operations

Year Ended December 31, 2002

Revenue	
Commissions, fees and other income	$ 1,078,970
Expenses	
Commissions	1,056,170
Professional fees	17,955
Office expenses	16,369
Total expenses	1,090,494
Loss before provision for income taxes	(11,524)
Provision for income taxes	(4,033)
Net loss	$ (7,491)

See accompanying notes

IFS Fund Distributors, Inc.

Statement of Changes in Stockholder's Equity

December 31, 2002

		Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total Stockholder's Equity
Balance - December 31, 2001	$	5	$	130,311	$	(18,261)	$	112,055
Capital contribution from parent		-		100,000		-		100,000
Net loss		-		-		(7,491)		(7,491)
Balance - December 31, 2002	**$**	**5**	**$**	**230,311**	**$**	**(25,752)**	**$**	**204,564**

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (7,491)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in accounts receivable	(52,452)
Decrease in prepaid expenses	1,877
Increase in accounts payable and accrued liabilities	82,549
Net cash provided by operating activities	24,483
Cash flows from financing activities	
Capital contribution	100,000
Net increase in cash and cash equivalents	124,483
Cash and cash equivalents at beginning of year	66,137
Cash and cash equivalents at end of year	$ 190,620

See accompanying notes

IFS Fund Distributors, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization and Nature of Business

IFS Fund Distributors, Inc. (the "Company") is a registered broker-dealer engaged primarily in asset management, mutual funds and trading in securities. The Company recognizes revenue, primarily commissions and fees, as earned on a trade date basis.

The Company is a wholly owned subsidiary of IFS Financial Services, Inc. (IFS). IFS is a wholly owned subsidiary of Western-Southern Life Assurance Company (WSLAC), a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC).

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and investments in money market funds.

Commission Income

Commission income is recognized for distribution related services when investment contracts are executed and recognized on securities transactions based on the trade date.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company shall be available to offset the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. The Company paid $105 for income taxes in the current year. The amount of taxes current and receivable from WSLIC as of December 31, 2002 was $4,210.

2. Significant Accounting Policies (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, Rule 15c3-1 (the "Rule") promulgated by the Securities and Exchange Commission, which requires that the Company maintains a minimum net capital of $25,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2002, the Company had net capital of $109,888 which was $84,888 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .75 to 1.

4. Exemption from Rule 15c3-3

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Supplementary Information

IFS Fund Distributors, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of net capital		
Stockholder's equity	$	204,564
Less: non-allowable assets		
Prepaid assets		(41,198)
Other		(53,478)
Net capital	$	109,888
Aggregate indebtedness	$	82,549
Ratio of aggregate indebtedness to net capital		.75 to 1
Minimum net capital required	$	25,000
Excess net capital	$	84,888

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 FOCUS filing.

Exhibit

ERNST & YOUNG

Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Phone: (513) 621-6454
www.ey.com

Exhibit A

IFS Fund Distributors, Inc.

Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

Report of Independent Auditors

Board of Directors
IFS Fund Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of IFS Fund Distributors, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 24, 2003